BP 6/9

10028768

[...]OMMISSION
[...]49

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC Mail Processing Section
MAY 28 2010
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17613

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING APRIL 1, 2009 (MM/DD/YY) AND ENDING MARCH 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2682 BISHOP DRIVE, SUITE 123
(No. and Street)

SAN RAMON (City) CALIFORNIA (State) 94583 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CLARENCE YEE (925) 866-2882
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HANSEN & COMPANY, CPA'S
(Name – *if individual, state last, first, middle name*)

22320 FOOTHILL BLVD., SUITE 430 (Address) HAYWARD (City) CALIFORNIA (State) 94541 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BP 6/10

OATH OR AFFIRMATION

I, CLARENCE YEE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY, as of MARCH 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

[signature]
Signature

PRESIDENT
Title

SEE ATTACHED CERTIFICATE
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.–SEE NOTE 3 OF NOTES TO FINANCIAL STATEMENTS.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (*)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. INFORMATION NOT REQUIRED.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (*)
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. NOT APPLICABLE.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. ~~NOT REQUIRED~~
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(*) NOT REQUIRED - SEE NOTE 2 OF NOTES TO FINANCIAL STATEMENTS.

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

State of California
County of Contra Costa

Subscribed and sworn to (or affirmed) before me on this 26th (Date) day of May (Month), 2010 (Year), by
(1) Clarence Yee (Name of Signer),
proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) ~~(,)~~
~~(and~~
(2) ______ (Name of Signer),
~~proved to me on the basis of satisfactory evidence to be the person who appeared before me.)~~

Signature [signature] (Signature of Notary Public)

LAURA WICH
Commission # 1807812
Notary Public - California
Contra Costa County
My Comm. Expires Jul 28, 2012

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Oath of Financial Statement Correctness

Document Date: ______ Number of Pages: 1

Signer(s) Other Than Named Above: ______

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2010

TABLE OF CONTENTS

HANSEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
22320 FOOTHILL BLVD., SUITE 430
HAYWARD, CALIFORNIA 94541-2744
(510) 582-8400

INDEPENDENT AUDITOR'S REPORT

Board of Directors
L.S.Y., Inc. dba American Investors Company
San Ramon, California

We have audited the accompanying statement of financial condition of **L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY,** as of March 31, 2010 and the related statements of changes in stockholders' equity, income and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **L.S.Y. INC., DBA AMERICAN INVESTORS COMPANY** as of March 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hansen & Company

May 25, 2010

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2010

ASSETS

Cash and cash equivalents	$ 522,438
Commissions and fees receivable	1,053,097
Marketable securities	28,726
Non-marketable securities	63,360
Prepaid expenses	24,989
Furniture and equipment, at cost, less accumulated depreciation of $45,549	7,836
Other assets	11,650
Total assets	$ 1,712,096

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2010

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable		$ 44,361
Commissions payable		1,008,898
Accrued wages and benefits		31,392
Payroll taxes payable		4,003
Accrued legal expenses		71,914
Total liabilities		1,160,568
Stockholders' equity		
Capital stock - authorized 100,000 shares; $10 stated value; issued and outstanding 7,000 shares	$ 70,000	
Paid in surplus	475	
Retained earnings	481,053	
Total stockholders' equity		551,528
Total liabilities and stockholders' equity		$ 1,712,096

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED MARCH 31, 2010

	Balance March 31, 2009	Net Income (Loss)	Other Additions (Deductions)	Balance March 31, 2010
Capital stock	$ 70,000	$ ---	$ ---	$ 70,000
Paid in surplus	475	---	---	475
Retained earnings	526,538	(45,485)	---	481,053
Total	$ 597,013	$ (45,485)	$ ---	$ 551,528

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE YEAR ENDED MARCH 31, 2010

REVENUES		
Commissions		$ 5,007,942
Fees		4,336,082
Other		17,069
Total revenues		9,361,093
OPERATING EXPENSES		
Commissions	$ 8,316,989	
Advertising	3,214	
Automobile and travel	7,262	
Depreciation	4,393	
Dues and subscriptions	2,559	
Employee benefits	65,625	
Insurance	6,938	
Miscellaneous	552	
Office salaries	462,465	
Officers' salaries	197,200	
Office supplies and postage	22,239	
Outside services	20,730	
Professional services	118,678	
Rent	77,186	
Repairs and maintenance	11,884	
Taxes, licenses and regulatory fees	77,867	
Telephone	6,515	
Total operating expenses		9,402,296
Income(loss) before income taxes		(41,203)
INCOME TAXES		4,282
NET INCOME (LOSS)		(45,485)
RETAINED EARNINGS		
Balance - beginning of year		526,538
Balance - end of year		$ 481,053

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$(45,485)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	4,393
(Increase) decrease in:	
Commissions and fees receivable	(284,957)
Marketable securities	(11,111)
Non-marketable securities	3,240
Prepaid expenses	18,539
Other assets	1,010
Increase (decrease) in:	
Accounts payable	34,583
Commissions payable	287,884
Accrued wages and benefits	(119,520)
Payroll taxes payable	(8,103)
Accrued legal expenses	71,914
Income taxes payable	(29,244)
Net cash used by operating activities	(76,857)
CASH FLOWS FROM INVESTING ACTIVITIES	---
CASH FLOWS FROM FINANCING ACTIVITIES	---
NET DECREASE IN CASH AND CASH EQUIVALENTS	(76,857)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	599,295
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 522,438

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:

Interest	$ ---
Income taxes	$ 35,344

See accompanying notes.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business - The Company, a California corporation, is a securities broker-dealer which, through registered representatives and the Company principals, sells investments to the general public and generates fees through investment management and advisory services. Over 53% of the Company's commission revenues were earned through customer investments in various mutual funds.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

Fair Value of Financial Instruments - Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Accounting Method - The Company utilizes the accrual method of accounting for financial statement reporting. Under this method, revenue is recognized when earned and expenses are recognized when incurred.

Cash Equivalents - For purposes of the statement of cash flows, the Company considers all short-term instruments purchased with a maturity of three months or less to be cash equivalents.

Allowance for Doubtful Accounts - The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. There were no commissions written off during the year.

Securities - Marketable and non-marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Depreciation - Depreciation is computed on the straight-line method over periods of five to seven years, the useful lives of the furniture and equipment.

Advertising - The Company expenses advertising costs as incurred.

Income Tax - The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for material differences between the financial statement and tax basis of amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred taxes are provided for unrealized gain on investment securities and depreciation timing differences Valuation allowances are established when necessary to reduce deferred tax liabilities to the amount due for the period plus or minus the change during the period in deferred tax assets and liabilities.

NOTE 2 - The Company is exempt from the computation for determination of reserve requirements for brokers-dealers under rule 15c3-3 because customer accounts are not maintained.

NOTE 3 - The Company has no liabilities subordinate to the claims of general creditors at March 31, 2010.

NOTE 4 - Cash and cash equivalents are represented by checking and money market accounts. As of March 31, 2010 the amount of cash balances reflected on various financial institutions' records exceeded the federally insured limits by $530,751.

NOTE 5 - The Company has contracted for errors and omissions insurance for the period March 4, 2010 through March 4, 2011 for itself and its registered representatives. The total premium for the policy period will be $150,384. As of March 31, 2010 the portion of the premium earned by the insurance provider is less than the $30,993 the Company has paid. The balance of the premium has not been included in accounts payable as the Company has the right to cancel the policy at any time and only be obligated to the insurance provider for the earned portion. The Company anticipates recovering substantially all of the premium from its registered representatives. Any excess received from the registered representatives is reflected in the financial statements as a reduction of legal and litigation expenses or as other income.

NOTE 6 - Marketable securities valued at market have a cost of $5,016 resulting in unrealized gains of $23,710, including an unrealized gain of $11,111 for the year ended March 31, 2010.

Non-marketable securities valued at market have a cost of $66,600 resulting in unrealized losses of $3,240, all reflected in the year ended March 31, 2010.

NOTE 7 - No changes occurred during the year in the ownership or composition of the capital stock of the corporation.

NOTE 8 - The Company has a salary reduction simplified employee pension plan (SARSEP). At the discretion of the Company up to twenty-five percent of all employees' annual net compensation, to a maximum of $47,000, may be contributed to the plan each year. A minimum of three percent is required. Employees may contribute a portion of the maximum allowable contribution through voluntary salary reductions. The plan year ends December 31. Pension plan expense for the fiscal year ended March 31, 2010, included in employee benefits expense, was $12,392.

NOTE 9 - On June 1, 2009 the Company extended the lease for its current administrative offices, covering the period June 1, 2009 through May 31, 2014. Monthly lease payments required over the term of the lease range from $6,035 to $7,242, plus tax and common area maintenance charges. Total rent expense for the year was $77,186.

Future annual minimum payments under the lease for years ending March 31 are as follows:

YEAR	**AMOUNT**
2011	$ 73,188
2012	73,188
2013	78,583
2014	85,697
2015	14,484
TOTAL	$ 325,140

NOTE 10 - The Company is currently undergoing a routine audit of its registered investment advisors division by the Securities Exchange Commission (SEC). The Company has submitted responses to the SEC's letter of comments and is awaitng a resolution to the matter.

NOTE 11 - The Company is currently a defendant in two arbitration litigation cases, Michalak v. American Investors Company et al and Dove v. American Investors Company et al. The plaintiff in each case is claiming unspecified damages relating to various causes of action , including fraud, misrepresentation and negligence. The Company contends that neither plaintiff has been monetarily damaged. Both cases are in the early stages of discovery.

NOTE 12 - Management has evaluated subsequent events through May 25, 2010, the date the financial statements were available to be issued.

NOTE 13 - Income tax expense represents the Company's actual tax liability for the fiscal year ended March 31, 2010. A net deferred income tax benefit in the approximate net amount of $10,500, resulting from timing differences related to depreciation, net unrealized gain from marketable and non-marketable securities and accrued future legal expenses have not been recognized as an asset.

Income taxes is comprised of the following:

Federal	$ 2,263
State	2,019
	$ 4,282

SUPPLEMENTARY INFORMATION

SCHEDULE I

COMPUTATION OF NET CAPITAL

MARCH 31, 2010

TOTAL OWNERSHIP EQUITY		$ 551,528
DEDUCT OWNERSHIP EQUITY NOT ALLOWABLE FOR NET CAPITAL		
Petty cash	$ 100	
Net commissions receivable	82,153	
Other receivables	4,408	
Non-marketable securities	63,360	
Prepaid expenses	24,989	
Net equipment	7,836	
Security deposit	7,242	190,088
TOTAL OWNERSHIP EQUITY QUALIFIED FOR NET CAPITAL		361,440
DEDUCTIONS		---
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		361,440
HAIRCUTS ON SECURITIES		
Marketable securities (15%)	4,309	
NFS accounts (2%)	5,504	9,813
NET CAPITAL		$ 351,627

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

SCHEDULE II

RECONCILIATION OF NET CAPITAL BETWEEN UNAUDITED AND AUDITED FINANCIAL STATEMENTS

MARCH 31, 2010

NET CAPITAL PER UNAUDITED FINANCIAL STATEMENTS		$ 412,101
ADJUSTMENTS		
Additional non allowable net commissions receivable		(2,281)
Additional income accruals:		
Commissions receivable		20,808
Additional expense accruals:		
Accounts payable and accrued legal expenses	$(10,633)	
Commissions payable	(35,473)	
Accrued wages and benefits	(31,392)	
Payroll taxes payable	(1,503)	(79,001)
NET CAPITAL PER AUDITED FINANCIAL STATEMENTS		$ 351,627

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

SCHEDULE III COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MARCH 31, 2010

MINIMUM NET CAPITAL REQUIRED		$ 77,371
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF BROKER OR DEALER		$ 5,000
NET CAPITAL REQUIREMENT		$ 77,371
EXCESS NET CAPITAL		
Net capital	$ 351,627	
Less net capital requirement	77,371	
Excess net capital		$ 274,256
EXCESS NET CAPITAL AT 1,000%		
Net capital	$ 351,627	
Less: 10% of total aggregate indebtedness	116,057	
Excess net capital at 1,000%		$ 235,570

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

SCHEDULE IV

COMPUTATION OF AGGREGATE INDEBTEDNESS

MARCH 31, 2010

TOTAL A-1 LIABILITIES	$ 1,160,568
ADJUSTMENTS	---
TOTAL AGGREGATE INDEBTEDNESS	$ 1,160,568
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	330%
PERCENTAGE OF DEBT TO DEBT-EQUITY TOTAL	67.8%

See accompanying notes.

HANSEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
22320 FOOTHILL BLVD., SUITE 430
HAYWARD, CALIFORNIA 94541-2744
(510) 582-8400

Board of Directors
L.S.Y., Inc. dba American Investors
San Ramon, California

In planning and performing our audit of the financial statements and supplemental schedules of L.S.Y., Inc. dba American Investors for the year ended March 31, 2010 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknessess under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of a specific internal control structure element does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2010, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Hansen & Company

May 25, 2010

HANSEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
22320 FOOTHILL BLVD., SUITE 430
HAYWARD, CALIFORNIA 94541-2744
(510) 582-8400

Board of Directors
L.S.Y., Inc. dba American Investors Company
San Ramon, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to March 31, 2010, which were agreed to by L.S.Y., Inc. dba American Investors Company, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating L.S.Y., Inc. dba American Investors Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). L.S.Y., Inc. dba American Investors Company's management is responsible for the L.S.Y., Inc. dba American Investors Company's compliance with those requirements. This agreed- upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested of for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries from the Company's Operating Analysis checking account noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended March 31, 2010 with the amounts reported in Form SIPC-7 for the period from April 1, 2009 to March 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, specifically quarterly Focus Reports, internal detailed income statements, trading account statements, outside broker monthly clearing statements, certificate of deposit transactions, and interest and dividend accounts analysis noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in related schedules and working papers, specifically quarterly Focus Reports, internal detailed income statements, trading account statements, outside broker monthly clearing statements, certificate of deposit transactions, and interest and dividend accounts analysis supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hansen & Company

May 27, 2010

SIPC-7
(30-REV 3/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(30-REV 3/10)

For the fiscal year ended March 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

017613 FINRA MAR
LSY INC
D/B/A AMERICAN INVESTORS COMPANY
2682 BISHOP DR STE 123
SAN RAMON CA 94583-4450

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 13,015

B. Less payment made with SIPC-6 filed (exclude interest) (5,909)
10/27/2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 7,106

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 7,106

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 7,106

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LSY Inc dba American Investors Company
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 26 day of May, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending March 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 9,361,093
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	1,020
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	3,240
Total additions	4,260
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	<4,043,152>
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	<94,767>
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	<11,111>
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	<4,145>
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Bank Interest, Dividend Income	<4,388>
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1,526	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 1,878	
Enter the greater of line (i) or (ii)	<1,878>
Total deductions	<4,159,441>
2d. SIPC Net Operating Revenues	$ 5,205,912
2e. General Assessment @ .0025	$ 13,015
	(to page 1 but not less than $150 minimum)